FORM 51–102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.             Name and Address of Company

Great Panther Mining Limited (the “Company”)
1330 – 200 Granville Street
Vancouver, British Columbia, V6C 1S4

Item 2.             Date of Material Change

August 8, 2019.

Item 3.             News Release

The Company’s news release dated August 8, 2019 was disseminated via CNW Group and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4.             Summary of the Material Change

The Company has closed its previously announced bought deal offering of common shares made pursuant to an Underwriting Agreement dated August 2, 2019 between the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole book-running manager, H.C. Wainwright & Co., LLC, as lead manager and Scotia Capital Inc. and Eight Capital as co-managers.

Item 5             Full Description of the Material Change

Item 5.1          Full Description of the Material Change

The Company has closed its previously announced bought deal financing for aggregate gross proceeds of US$17,250,000, pursuant to which the Company issued 23,000,000 common shares (“Shares”) of the Company at the price of US$0.75 per Share (the “Offering”).

The Offering was led by Cantor Fitzgerald Canada Corporation (“CFCC”), as lead underwriter and sole book-running manager, on behalf of itself and a syndicate of underwriters including H.C. Wainwright & Co., LLC as lead manager, and Scotiabank and Eight Capital, acting as co-managers (collectively with CFCC, the “Underwriters”). The Underwriters fully exercised their over-allotment option to purchase 3,000,000 Shares and received a cash commission equal to 5% of the gross proceeds of the Offering.

Participation in the Offering by insiders and Company employees totalled approximately US$0.6 million.

The Company intends to use the net proceeds of the Offering for (i) near mine and regional exploration programs at the Tucano Gold Mine in operation in Brazil, (ii) capital expenditures in connection with the Tucano Gold Mine including optimization initiatives, and (iii) improvement of the Company’s working capital balances and general corporate purposes. The Company will also repay existing debt in an amount of 10% of the net proceeds of the Offering as a further reduction to the principal owing under the Company’s amended credit agreement with an unsecured lender.

The Offering was completed by way of a prospectus supplement dated August 2, 2019 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10, as amended (File No. 333-231830) (the “Registration Statement”), each dated July 2, 2019. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 5, 2019. The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Base Shelf Prospectus) is available on the SEC's website at www.sec.gov.

Item 5.2          Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51 – 102

Not applicable.

Item 7.             Omitted Information

Not applicable.

Item 8.             Executive Officer

Jim Zadra
Chief Financial Officer
Telephone: 604-608-1766

Item 9.             Date of Report

August 16, 2019